

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 2, 2015

Via E-mail
Susan Lohrey
Vice President and General Counsel
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, WI 54235

>   **Re: Baylake Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 26, 2015**
>   **File No. 333-205127**

Dear Ms. Lohrey:

We have reviewed your amended registration statement and response letter dated August 26, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger

Background of the Merger, page 25

1. We note your revised disclosure in response to comment one which states that Wipfli also provided the board with banking industry and other information. Please revise to make clear that all of the information described in this sentence is also included in the Fair Market Business Valuation.

Material United States Federal Income Tax Consequences of the Merger, page 42

2. We note that you limit reliance on the opinions only to those NEWBI shareholders that hold their NEWBI common stock as a capital asset within the meaning of Section 1221.

While you may recommend that investors consult their own tax advisors or counsel, you may not disclaim reliance for tax matters on which counsel has opined. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 and revise.

3. Your revised disclosure in response to comment three does not clearly state that the disclosure in this section is the opinion of counsel. For example, you imply on page 44 that the opinion is forthcoming. However, counsel must file the opinion before the registration statement is effective. Please revise your disclosure to expressly state that the bulleted items on page 44 are the opinion of counsel, and revise to make clear throughout this section that the discussion constitutes the opinion of counsel. For more information, please refer to Sections III.B.2 and III.D.2 of Staff Legal Bulletin No. 19.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services I

cc.   <u>Via E-mail</u>
        Patrick Murphy
        Godfrey & Kahn